SINO-GLOBAL SHIPPING AMERICA, LTD.

1044 Northern Boulevard, Suite 305

Roslyn, New York 11576

(718) 888-1814

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Sino-Global Shipping America, Ltd.
Registration Statement on Form S-1
Filed January 25, 2021
File No. 333-252398

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sino-Global Shipping America, Ltd. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, February 4, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed resale of the securities specified in the Registration Statement by the selling stockholders named therein.

Very truly yours,

/s/ Lei Cao
Lei Cao Chief Executive Officer